Form of Proxy – Annual and Special Meeting to Be Held on May 27, 2014

Notes to Proxy

1.This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2.If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.

3.Some shareholders may own shares as both a registered shareholder and as a beneficial shareholder; in which case, you may receive more than one Circular and will need to vote separately as a registered shareholder and as a beneficial shareholder. Beneficial shareholders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial shareholders should follow instructions for voting conveyed to them by their intermediaries.

4.If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

All shareholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A WEEK

TO VOTE BY MAIL	TO VOTE BY TELEPHONE OR FAX (Only Available Within Canada and U.S.)

•Complete, sign and return this form in the envelope provided to the Company’s transfer agent and registrar, CST Trust Company, Proxy Dept., PO Box 721 Agincourt, ON M1S 0A1.

•Proxy instructions must be received by 5:00 p.m. (EST), May 23, 2014.

•If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.

•Using a touch-tone phone:

•Call toll free 1-888-489-7352 (English and French) and follow the voice instructions; or

•Fax toll free 1-866-781-3111

•Proxy instructions must be received by 5:00 p.m. (EST), May 23, 2014.

TO VOTE BY INTERNET

•Go to www.cstvotemyproxy.com and follow the instructions on the website. •Proxy instructions must be received by 5:00 p.m. (EST), May 23, 2014.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed on the top left corner.

If you vote by telephone or the Internet, DO NOT mail back this form of proxy. Proxies submitted must be received by 5:00 p.m. (EST) on May 23, 2014 (or, if the meeting is adjourned or postponed, by 5:00 p.m. (EST) two (2) business days before the day on which the meeting is reconvened).

 This Form of Proxy is solicited by and on behalf of management of Nordion Inc.

Appointment of Proxyholder

The undersigned shareholder of Nordion Inc. hereby appoints: Grant Gardiner, Senior Vice-President, General Counsel and Secretary, or, failing him, Peter Dans, Chief Financial Officer	OR Print the name of the person you are appointing if this person is someone other than the individuals listed	>>

as proxy of the undersigned, to attend, act and vote in respect of all Common Shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of Nordion Inc. to be held at 2:00 p.m. (EST) on May 27, 2014, at Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, K2K 2W2, Canada (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. The shares represented by this Proxy will be voted as directed by the undersigned, however, if such a direction is not made in respect of any matter, this Proxy will be voted as recommended by the Management, and, in the absence of a recommendation by the Management on any matter, voted in favour of such matter. Without limiting the general powers and authority hereby conferred on the Form of Proxy, the shares represented by this Proxy are specifically directed to be voted or withheld from being voted as follows:

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this Form of Proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided above the name of the person or company to be appointed. A Proxy may be revoked in the manner set out in the Management Information Circular dated April 22, 2014 (the “Circular”).

 The directors and management recommend shareholders vote FOR items 1, 2 and 3, below.

1.	Arrangement Resolution

The special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “B” to the Circular, approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act to effect, among other things, the effective acquisition by the Purchaser of all the outstanding Common Shares of Nordion Inc., all as more particularly described in the Circular.
	FOR	AGAINST
>>

2.	Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD
1. W. D. Anderson >>			5. K. Newport >>

2. J. Brown >>			6. A. Olukotun >>

3. W. G. Dempsey >>			7. S. M. West >>

4. S. Murphy >>			8. J. Woodruff >>

3.	Appointment of Auditors

		FOR	WITHHOLD
Appointment of Ernst & Young LLP as Auditors, and authorizing the directors to fix their remuneration	>>

This Form of Proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this form of proxy and any other matter which may properly come before the Meeting.

Authorized Signature(s) – sign here – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the matters identified above.

Signature(s)	Date

Print Name	Telephone Number

Shareholder Documents

•
All registered and non-registered shareholders: To receive the Company’s Interim Reports by mail in 2014, please complete and return the enclosed “Request for Interim Financial Statements” form to CST Trust Company.

•
Only registered shareholders: To receive shareholder documents electronically, including Interim reports, please complete and return the enclosed “Consent to Electronic Delivery of Materials” form to CST Trust Company. If you consent to electronic delivery, you need not also complete and return the Request for Interim Financial Statements form.